MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Voting Rights Announcements | 12 April 2024 16:04

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
12.04.2024 / 16:04 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification pursuant to Section 43 (1) WpHG

In accordance with Section 43 para. 1 sentences 1, 3 and 4 German Securities Trading Act (WpHG), Kynam Capital Management, LP notified MorphoSys AG as follows regarding the goals pursued by the acquisition of voting rights and the sources of funds:

- The investment by Kynam Capital Management, LP serves to generate trading profits
- Kynam Capital Management, LP plans to acquire further voting rights within the next twelve months by means of a purchase (but reserves the right to refrain from doing so in the future).
- Kynam Capital Management, LP does not intend to exert influence on the appointment or removal of members of the issuer's administrative, managing and/or supervisory bodies, and
- Kynam Capital Management, LP does not intend to achieve a material change in the company's capital structure, in particular as regards the ratio between equity and debt and the dividend policy
- The acquisition of the shares in the company by Kynam Capital Management, LP and Kynam Global Healthcare Master Fund, LP was financed by equity.

12.04.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.
Archive at www.eqs-news.com

Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service